[D.R. Horton, Inc. Letterhead]
September 9, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	D.R. Horton, Inc.
Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-127461)
     Ladies and Gentlemen:
     We respectfully request that the captioned Registration Statement, as amended prior to its effectiveness, be declared effective at 5:00 p.m., Eastern Time, on September 13, 2005, or as soon thereafter as practicable.
     As requested by the Staff, we hereby acknowledge the following:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	We may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We also hereby acknowledge that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to any proposed public offering of securities pursuant to the Registration Statement.

Very truly yours,

D.R. HORTON, INC.

By:	/s/ PAUL W. BUCHSCHACHER

Paul W. Buchschacher
Vice President and Corporate Counsel

cc:	Bill W. Wheat
Irwin F. Sentilles, III